Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2022

Tel-Aviv, Israel, June 29, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported unaudited financial results for the three month period ended March 31, 2022.

Financial Highlights

•
Revenues were approximately €11.8 million for the three months ended March 31, 2022, compared to approximately €7.2 million for the three months ended March 31, 2021. This increase mainly results from the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine and the Company recognizing revenues from the Talasol photovoltaic facility (the “Talasol PV Plant”) for the entire first quarter of 2022, compared to recognition of revenues from the Talasol PV Plant for a portion of the first quarter of 2021, commencing upon the achievement of PAC (Preliminary Acceptance Certificate) by the Talasol PV Plant on January 27, 2021.

•
Operating expenses were approximately €6 million for the three months ended March 31, 2022, compared to approximately €3.2 million for the three months ended March 31, 2021. Depreciation expenses were approximately €4 million for the three months ended March 31, 2022, compared to approximately €3.1 million for the three months ended March 31, 2021. The increase in operating expenses mainly results from the introduction of the Spanish RDL 17/2021 that establishes the reduction, until June 30, 2022, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increase in operating expenses and depreciation expenses is also attributable to the recognition of results of the Talasol PV Plant for the entire first quarter of 2022, compared to a partial recognition (commencing upon the achievement of PAC of the Talasol PV Plant on January 27, 2021) for the first quarter of 2021.

•
Project development costs were approximately €0.7 million for the three months ended March 31, 2022, compared to approximately €0.5 million for the three months ended March 31, 2021. The increase in project development costs is mainly due to the development of photovoltaic projects in Italy and Spain.

•
General and administrative expenses were approximately €1.5 million for the three months ended March 31, 2022, compared to approximately €1.3 million for the three months ended March 31, 2021. There was no material change in the composition of the expenses included in general and administrative expenses between the two periods.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.2 million for the three months ended March 31, 2022, compared to approximately €0.6 million for the three months ended March 31, 2021. The decrease in the Company’s share of profit of equity accounted investee is mainly attributable to higher financing expenses incurred by Dorad for the period as a result of the CPI indexation of loans from banks.

•
Financing expenses, net were approximately €2.9 million for the three months ended March 31, 2022, compared to approximately €2.8 million for the three months ended March 31, 2021. The increase in financing expenses, net, was mainly attributable to financing expenses in connection with the Talasol PV Plant previously capitalized to fixed assets that are recognized in profit and loss starting from PAC, interest and linkage differences in connection with an agreement entered into with the Israeli Tax Authority in connection with a final assessment agreement for the years 2015-2020 of the Talmei Yosef PV Plant, partially offset by a decrease in financing expenses compared to the first quarter of 2021, during which the Company recognized expenses amounting to approximately €0.8 million in connection with the early repayment of the Company’s Series B Debentures.

•	Taxes on income were approximately €0.3 million for the three months ended March 31, 2022, compared to tax benefits of approximately €0.3 million for the three months ended March 31, 2021.

•	Loss for the three months ended March 31, 2022 was approximately €3.4 million, compared to a loss of approximately €2.7 million for the three months ended March 31, 2021.

•
Total other comprehensive loss was approximately €40.9 million for the three months ended March 31, 2022, compared to approximately €2.4 million for the three months ended March 31, 2021. The increase in total other comprehensive loss mainly resulted from changes in fair value of cash flow hedges, including a material reduction in the fair value of the financial power swap (the “PPA”) that covers approximately 80% of the output of the Talasol PV Plant. The PPA experienced a high volatility due to the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine. In accordance with hedge accounting standards, the changes in the PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. As the Company controls Talasol, the total impact of the changes in fair value of the PPA (including the minority share) is consolidated into the Company’s financial statements and total equity. Alongside the decrease in fair value of the PPA, the increase in the electricity prices is expected to have a positive impact on Talasol’s revenues from the sale of the capacity that is not subject to the PPA, resulting in an expected increase in Talasol’s net income and cash flows.

•	Total comprehensive loss was approximately €44.2 million for the three months ended March 31, 2022, compared to approximately €5 million for the three months ended March 31, 2021.

•
EBITDA was approximately €3.8 million for the three months ended March 31, 2022, compared to approximately €2.9 million for the three months ended March 31, 2021. See the table on page 12 of this press release for a reconciliation of these numbers to profit and loss.

•
Net cash provided by operating activities was approximately €8.1 million for the three months ended March 31, 2022, compared to approximately €1.3 million for the three months ended March 31, 2021. The increase is mainly attributable to the recognition of results of the Talasol PV Plant for the entire first quarter of 2022, compared to a partial recognition (commencing upon the achievement of PAC of the Talasol PV Plant on January 27, 2021) for the first quarter of 2021.

CEO Review – First Quarter of 2022

The first quarter of 2022 represents an increase in revenues of approximately 60% compared to the first quarter of 2021.

As a result of the war in Ukraine and the gas shortage, the electricity prices in Europe increased threefold compared to last year. The increase in electricity prices had a positive impact on the Company’s revenues and is the main reason for the increase in revenues.

Talasol currently sells approximately 75% of the electricity produced by its PV facility under a long-term electricity purchase agreement (the “PPA” or the “Derivative”), therefore the increase in revenues is based mainly on the electricity that is not sold under the PPA.

As a result of the increase in electricity prices in Europe (which generally benefited the Company) the fair value of the Derivative decreased by approximately €60 million as of March 31, 2022.

As the Derivative is a non-speculative hedge, the change in its fair value does not impact the Company’s cash flows or net profit, and the entire decrease in fair value is recorded through a hedging reserve. The impact of the change is a decrease in the Company’s consolidated equity. Upon expiration of the Derivative (in approximately 8.5 years), the value of the Derivative is recorded as zero.

During the first quarter of 2022, Talasol refinanced its loans. The new financing is based on the Derivative and was therefore provided on very convenient terms: a fixed average annual interest of approximately 3% in euro, a term of approximately 23 years, and a leverage of approximately 75% of the cost of construction of the project.

This financing significantly improved the cash flow to the shareholders of Talasol, including the Company (which indirectly owns 51% of Talasol), and increased the return to Talasol’s shareholders to approximately 14%, without taking into account the current electricity prices that are expected to further improve the return to Talasol’s shareholders.

During the first quarter of 2022, the construction of the Ellomay Solar project in Spain (28 MW PV) was completed. This project was connected to the electricity grid during the second quarter of 2022. The electricity of this project is sold in market prices and the project was constructed without outside financing (“full equity”). The Company is planning to examine several proposals to finance this project.

The construction of the first project in Italy (20 MW PV) commenced during the second quarter of 2022. Out of the projects under development, to date building permits were issued for an additional 102 MW and these are undergoing contractors’ tender processes. An additional approximately 430 MW are under advanced development stages.

The biogas operations in the Netherlands was impacted by the war in Ukraine causing shortages in certain raw materials and an increase in delivery prices. As of today the supply of raw materials has been renewed and the increase in prices is compensated by the increase in prices of the green certificates. The European Union and the Dutch government set a high manufacturing target for the biogas industry as part of the reduction of the dependency on Russia and a plan to support this industry is expected to be published shortly.

The construction of the pumped storage project in the Manara Cliff in Israel is advancing as planned. The main access tunnel reached more than 200 meter depth in the mountain and extensive excavation works are performed in the upper reservoir and in the low pressure tunnel in the area of the bottom reservoir.

The Company projects  that it will record revenues of approximately €16 million in the second quarter of 2022.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 12 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of continued war between Russia and Ukraine, including its impact on electricity prices, availability of raw materials and disruptions in supply changes, the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Financial Position

	March 31,	December 31,	March 31,
	2022	2021	2022
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	90,981	41,229	100,938
Marketable securities	1,833	1,946	2,034
Short term deposits	28,380	28,410	31,486
Restricted cash	1,000	1,000	1,109
Receivable from concession project	1,776	1,784	1,970
Trade and other receivables	12,088	9,487	13,411
	136,058	83,856	150,948
Non-current assets
Investment in equity accounted investee	34,255	34,029	38,004
Advances on account of investments	1,554	1,554	1,724
Receivable from concession project	26,959	26,909	29,910
Fixed assets	351,305	340,065	389,754
Right-of-use asset	23,027	23,367	25,547
Intangible asset	4,658	4,762	5,168
Restricted cash and deposits	14,521	15,630	16,110
Deferred tax	26,728	12,952	29,653
Long term receivables	8,755	5,388	9,713
Derivatives	2,679	2,635	2,972
	494,441	467,291	548,555

Total assets	630,499	551,147	699,503

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	14,515	126,180	16,104
Current maturities of long term loans	16,401	16,401	18,196
Current maturities of debentures	19,785	19,806	21,950
Trade payables	3,080	2,904	3,416
Other payables	26,695	20,806	29,617
Current maturities of derivatives	34,030	14,783	37,754
Current maturities of lease liabilities	642	4,329	712
	115,148	205,209	127,749
Non-current liabilities
Long-term lease liabilities	15,720	15,800	17,440
Long-term loans	222,627	39,093	246,993
Other long-term bank loans	38,355	37,221	42,553
Debentures	117,477	117,493	130,334
Deferred tax	6,244	8,836	6,927
Other long-term liabilities	3,793	3,905	4,208
Derivatives	41,915	10,107	46,502
	446,131	232,455	494,957
Total liabilities	561,279	437,664	622,706
Equity
Share capital	25,605	25,605	28,407
Share premium	85,883	85,883	95,283
Treasury shares	(1,736)	(1,736)	(1,926)
Transaction reserve with non-controlling Interests	5,697	5,697	6,321
Reserves	(13,381)	7,288	(14,845)
Accumulated deficit	(10,151)	(7,217)	(11,262)
Total equity attributed to shareholders of the Company	91,917	115,520	101,978
Non-Controlling Interest	(22,697)	(2,037)	(25,181)
Total equity	69,220	113,483	76,797
Total liabilities and equity	630,499	551,147	699,503

* Convenience translation into US$ (exchange rate as at March 31, 2022: euro 1 = US$ 1.109)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Comprehensive Loss

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2022	2021	2021	2022
	Unaudited		Audited	Unaudited
	€ in thousands		€ in thousands	Convenience Translation into US$ in thousands*
Revenues	11,761	7,200	44,783	13,048
Operating expenses	(5,971)	(3,217)	(17,524)	(6,625)
Depreciation and amortization	(4,014)	(3,051)	(15,076)	(4,453)
Gross profit	1,776	932	12,183	1,970

Project development costs	(711)	(505)	(2,508)	(789)
General and administrative expenses	(1,477)	(1,263)	(5,661)	(1,639)
Share of profits of equity accounted investee	231	617	117	256
Operating profit (loss)	(181)	(219)	4,131	(202)

Financing income	809	912	2,931	898
Financing income (expenses) in connection with derivatives and warrants, net	(34)	(124)	(841)	(38)
Financing expenses in connection with projects finance	(1,365)	(1,434)	(17,800)	(1,514)
Financing expenses in connection with debentures	(1,029)	(1,101)	(3,220)	(1,142)
Interest expenses on minority shareholder loan	(543)	(382)	(2,055)	(602)
Other financing expenses	(784)	(637)	(5,899)	(870)
Financing expenses, net	(2,946)	(2,766)	(26,884)	(3,268)

Loss before taxes on income	(3,127)	(2,985)	(22,753)	(3,470)
Tax benefit (Taxes on income)	(279)	319	2,489	(310)
Loss for the period	(3,406)	(2,666)	(20,264)	(3,780)
Loss attributable to:
Owners of the Company	(2,934)	(2,069)	(15,408)	(3,255)
Non-controlling interests	(472)	(597)	(4,856)	(525)
Loss for the period	(3,406)	(2,666)	(20,264)	(3,780)
Other comprehensive income (loss) item
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(98)	562	12,284	(109)
Effective portion of change in fair value of cash flow hedges	(40,786)	(1,929)	(13,429)	(45,250)
Net change in fair value of cash flow hedges transferred to profit or loss	27	(1,004)	(3,353)	30
Total other comprehensive loss	(40,857)	(2,371)	(4,498)	(45,329)

Total other comprehensive loss attributable to:
Owners of the Company	(20,669)	(1,112)	3,124	(22,931)
Non-controlling interests	(20,188)	(1,259)	(7,622)	(22,398)
Total other comprehensive loss for the period	(40,857)	(2,371)	(4,498)	(45,329)
Total comprehensive loss for the period	(44,263)	(5,037)	(24,762)	(49,109)

Total comprehensive loss attributable to:
Owners of the Company	(23,603)	(3,181)	(12,284)	(26,186)
Non-controlling interests	(20,660)	(1,856)	(12,478)	(22,923)
Total comprehensive loss for the period	(44,263)	(5,037)	(24,762)	(49,109)

Basic net loss per share	(0.23)	(0.16)	(1.20)	(0.26)
Diluted net loss per share	(0.23)	(0.16)	(1.20)	(0.26)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the three months ended
March 31, 2022 (Unaudited):
Balance as at January 1, 2022	25,605	85,883	(7,217)	(1,736)	15,365	(8,077)	5,697	115,520	(2,037)	113,483
Loss for the period	-	-	(2,934)	-	-	-	-	(2,934)	(472)	(3,406)
Other comprehensive loss for the period	-	-	-	-	(90)	(20,579)	-	(20,669)	(20,188)	(40,857)
Total comprehensive loss for the period	-	-	(2,934)	-	(90)	(20,579)	-	(23,603)	(20,660)	(44,263)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-
Acquisition of shares in subsidiaries from non-controlling interests							-	-	-	-
Warrants exercise	-	-						-	-	-
Options exercise	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	-	-	-
Balance as at March 31, 2022	25,605	85,883	(10,151)	(1,736)	15,275	(28,656)	5,697	91,917	(22,697)	69,220

For the three months
ended March 31, 2021 (Unaudited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the period	-	-	(2,069)	-	-	-	-	(2,069)	(597)	(2,666)
Other comprehensive income (loss) for the period	-	-	-	-	558	(1,670)	-	(1,112)	(1,259)	(2,371)
Total comprehensive income (loss) for the period	-	-	(2,069)	-	558	(1,670)	-	(3,181)	(1,856)	(5,037)
Transactions with owners of the Company, recognized directly in equity:
Buy of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(961)	(961)	961	-
Warrants exercise	454	3,348	-	-	-	-	-	3,802	-	3,802
Options exercise	22	-	-	-	-	-	-	22	-	22
Share-based payments	-	7	-	-	-	-	-	7	-	7
Balance as at March 31, 2021	25,578	85,756	6,122	(1,736)	4,381	(1,329)	5,145	123,917	(97)	123,820

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2021 (Audited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Profit (loss) for the year	-	-	(15,408)	-	-	-	-	(15,408)	(4,856)	(20,264)
Other comprehensive income (loss) for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive income (loss) for the year	-	-	(15,408)	-	11,542	(8,418)	-	(12,284)	(12,478)	(24,762)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests							(409)	(409)	961	552
Warrants exercise	454	3,419						3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63
Balance as at December 31, 2021	25,605	85,883	(7,217)	(1,736)	15,365	(8,077)	5,697	115,520	(2,037)	113,483

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at March 31, 2022: euro 1 = US$ 1.109)
For the three-month ended March 31, 2022 (unaudited):
Balance as at January 1, 2022	28,407	95,283	(8,007)	(1,926)	17,047	(8,961)	6,321	128,164	(2,258)	125,906
Loss for the period	-	-	(3,255)	-	-	-	-	(3,255)	(525)	(3,780)
Other comprehensive loss for the period	-	-	-	-	(100)	(22,831)	-	(22,931)	(22,398)	(45,329)
Total comprehensive loss for the period	-	-	(3,255)	-	(100)	(22,831)	-	(26,186)	(22,923)	(49,109)
Transactions with owners of the Company, recognized directly in equity:
Buy of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	-	-	-	-
Warrants exercise	-	-	-	-	-	-	-	-	-	-
Options exercise	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	-	-	-
Balance as at
March 31, 2022	28,407	95,283	(11,262)	(1,926)	16,947	(31,792)	6,321	101,978	(25,181)	76,797

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2022	2021	2021	2022
	Unaudited		Audited	Unaudited
	€ in thousands			Convenience Translation into US$ in thousands*
Cash flows from operating activities
Loss for the period	(3,406)	(2,666)	(20,264)	(3,780)
Adjustments for:
Financing expenses, net	2,946	2,766	26,884	3,268
Profit from settlement of derivatives contract	-	(407)	(407)	-
Depreciation and amortization	4,014	3,051	15,076	4,453
Share-based payment transactions	-	7	63	-
Share of profits of equity accounted investees	(231)	(617)	(117)	(256)
Payment of interest on loan from an equity accounted investee	-	-	859	-
Change in trade receivables and other receivables	(2,814)	(1,182)	(1,883)	(3,122)
Change in other assets	1,841	30	(545)	2,042
Change in receivables from concessions project	252	221	1,580	280
Change in trade payables	(75)	(382)	154	(83)
Change in other payables	5,274	1,596	2,380	5,851
Tax benefit (Taxes on income)	279	(319)	(2,489)	310
Income taxes paid	-	-	(94)	-
Interest received	471	427	1,844	523
Interest paid	(404)	(1,206)	(7,801)	(448)
	11,553	3,985	35,504	12,818
Net cash from operating activities	8,147	1,319	15,240	9,038
Cash flows from investing activities
Acquisition of fixed assets	(15,527)	(25,653)	(82,810)	(17,226)
Acquisition of subsidiary, net of cash acquire	-	-	-	-
VAT associated with the acquisition of fixed assets	(2,225)	-	-	(2,469)
Repayment of loan from an equity accounted investee	-	-	1,400	-
Loan to an equity accounted investee	-	(113)	(335)	-
Advances on account of investments	-	-	-	-
Proceeds from marketable securities	-	-	-	-
Acquisition of marketable securities	-	-	-	-
Proceeds from settlement of derivatives, net	(528)	(252)	(976)	(586)
Proceed (investment) in restricted cash, net	1,103	454	(5,990)	1,224
Investment in short term deposit	-	8,533	(18,599)	-
Proceeds (Investment) in Marketable Securities	-	1,785	(112)	-
Compensation as per agreement with Erez Electricity Ltd.	-	-	-	-
Net cash used in investing activities	(17,177)	(15,246)	(107,422)	(19,057)
Cash flows from financing activities
Issuance of warrants	-	-	3,746	-
Repayment of long-term loans and finance lease obligations	(121,372)	(457)	(18,905)	(134,656)
Repayment of SWAP instrument associated with long term loans	(3,290)	-	-	(3,650)
Repayment of Debentures	-	(21,877)	(30,730)	-
Cost associated with long term loans	(8,460)	(197)	(2,796)	(9,386)
Proceeds from options	-	22	49	-
Sale of shares in subsidiaries to non-controlling interests	-	1,400	1,400	-
Issuance of ordinary shares	-	3,675	-	-
Payment of principal of lease liabilities	(3,795)	-	(4,803)	(4,210)
Proceeds from long term loans, net	196,520	27,061	32,947	218,028
Proceeds from issue of convertible debentures	-	15,571	15,571	-
Proceeds from issuance of Debentures, net	-	25,465	57,717	-
Net cash from financing activities	59,603	50,663	54,196	66,126
Effect of exchange rate fluctuations on cash and cash equivalents	(821)	1,439	12,370	(910)
Increase (decrease) in cash and cash equivalents	49,752	38,175	(25,616)	55,197
Cash and cash equivalents at the beginning of the period	41,229	66,845	66,845	45,741
Cash and cash equivalents at the end of the period	90,981	105,020	41,229	100,938

* Convenience translation into US$ (exchange rate as at March 31, 2022: euro 1 = US$ 1.109)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar[1]	Talasol	Israel[2]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the three months ended March 31, 2022
	€ in thousands

Revenues	-	852	-	7,501	926	3,138	14,516	-	26,933	(15,172)	11,761
Operating expenses	-	(160)	-	(3,069)	(105)	(2,637)	(10,646)	-	(16,617)	10,646	(5,971)
Depreciation expenses	-	(242)	-	(2,802)	(629)	(842)	(1,780)	-	(6,295)	2,281	(4,014)
Gross profit (loss)	-	450	-	1,630	192	(341)	2,090	-	4,021	(2,245)	1,776
Project development costs											(711)
General and
administrative expenses											(1,477)
Share of loss of equity
accounted investee											231
Operating profit											(181)
Financing income											809
Financing expenses in connection
with derivatives and warrants, net											(34)
Financing expenses in connection with projects finance											(1,365)
Financing expenses in connection with debentures											(1,029)
Interest expenses on minority shareholder loan											(543)
Other financing expenses											(784)
Financing expenses, net											(2,946)
Loss before taxes
on Income											(3,127)
Segment assets as at
March 31, 2022	2,130	14,278	17,891	301,701	38,333	33,813	117,980	126,731	652,857	(22,358)	630,499

1  Ellomay Solar S.L, the owner of a 28 MW photovoltaic facility near the Talasol PV Plant.
2  The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Loss to EBITDA

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2022	2021	2021	2022
	Unaudited
	€ in thousands			Convenience Translation into US$ in thousands*
Net loss for the period	(3,406)	(2,666)	(20,264)	(3,780)
Financing expenses, net	2,946	2,766	26,884	3,268
Taxes on income (Tax benefit)	279	(319)	(2,489)	310
Depreciation	4,014	3,051	15,076	4,453
EBITDA	3,833	2,832	19,207	4,251

* Convenience translation into US$ (exchange rate as at March 31, 2022: euro 1 = US$ 1.109)

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series C and Series D Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on March 31, 2022 and below.

Net Financial Debt

As of March 31, 2022, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €18.3 million (consisting of approximately €295.83 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €139.54 million in connection with the Series C Debentures issuances (in July 2019,  October 2020, February 2021 and October 2021) and Series D Debentures issuance (in February 2021), net of approximately €121.2 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €295.85 million of project finance and related hedging transactions of the Company’s subsidiaries).

3 Short-term and long-term debt from banks and other interest bearing financial obligations amount provided above, includes an amount of approximately €0.4 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

4 Debentures amount provided above includes an amount of approximately €2.3 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.

5 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of March 31, 2022, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €126.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 12.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6, was 0.8.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended March 31, 2022:

For the four-quarter period ended March 31, 2022
Unaudited
€ in thousands
Loss for the period	(21,004)
Financing expenses, net	27,064
Tax benefit	(1,891)
Depreciation	16,039
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,292
Share-based payments	42
Adjusted EBITDA as defined the Series C Deed of Trust	23,542

6 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of March 31, 2022, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €126.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 12.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 0.8.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended March 31, 2022:

For the four quarter period ended March 31, 2022
Unaudited
€ in thousands
Loss for the period	(21,004)
Financing expenses, net	27,064
Taxes on income	(1,891)
Depreciation	16,039
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,292
Share-based payments	42
Adjusted EBITDA as defined the Series D Deed of Trust	23,542

7 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”